Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

July 15, 2019

VIA EDGAR

John Stickel

Office of Telecommunications

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Evil Empire Designs, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed June 26, 2019 File No. 333-231172

Dear Mr. Stickel:

We respectfully hereby submit the information in this letter, on behalf of our client, Evil Empire Designs, Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated July 9, 2019. The Company filed Amendment No. 2 to the Registration Statement on Form S-1 on July 15, 2019.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.

Form S-1 filed June 26, 2019

Use of Proceeds, page 13

1. Refer to your response to comment 5. Please set forth here the interest rate and maturity of the debt to TOL Designs that you plan to repay with offering proceeds. Determination of the Offering Price, page 14

Response: The Company has made the requested disclosure on page 13.

2. Refer to your response to comment 6. You state that selling shareholders will sell at fixed prices until the common stock becomes quoted on the OTCQX, the OTCQB, or the “OTC Pink” or listed on a national securities exchange. Please delete references to OTC Pink, as the OTC Pink, also known as Pink Open Market, is not considered an existing market for the purposes of the disclosure requirement of Item 501(b)(3) of Regulation S-K.

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Response: The Company has made the requested revisions on page 14.

Please contact the undersigned with any questions or comments.

Sincerely,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo

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